SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/ Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934
NEON Systems, Inc.
(Name of Subject Company)
NEON Systems, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

640509105
(CUSIP Number of Class of Securities)

Brian D. Helman
Chief Financial Officer
14100 Southwest Freeway, Suite 500
Sugar Land, Texas 77478
(281) 491-4200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, Texas 78759
(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
      Name and Address. The name of the subject company is NEON Systems, Inc., a Delaware corporation (“NEON” or the “Company”). The address of the Company’s principal executive office is 14100 Southwest Freeway, Suite 500, Sugar Land, Texas 77478 and the telephone number of the Company’s principal executive office is (281) 491-4200.
      Securities. This Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the Common Stock, $0.01 par value per share, of the Company (the “Common Stock”, or also referred to as, the “Shares”). As of December 27, 2005, there were 9,569,041 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.
      Name and Address. The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.neonsys.com. The information on the Company’s website should not be considered a part of this Statement.
      Tender Offer. This Statement relates to the tender offer by Noble Acquisition Corp., a Delaware corporation (“Offeror”), a wholly owned subsidiary of Progress Software Corporation, a Massachusetts corporation (“Progress”), under which Offeror is offering to purchase all outstanding Shares at a price of $6.20 per Share, net to the holder thereof in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer was commenced on December 29, 2005 and expires at 12:00 midnight, New York City time, on January 27, 2006, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that, together with the Shares then owned by Progress and Offeror, represents at least a majority of the sum of (i) the outstanding shares of Common Stock as of the date of the expiration of the Offer, and (ii) the number of shares of Common Stock issuable pursuant to outstanding options and warrants of the Company that would be vested and exercisable as of April 19, 2006 (the “Minimum Condition”).
      The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Progress with the Securities and Exchange Commission (the “SEC”) on December 29, 2005. The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 19, 2005 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Progress, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by Progress, the Offeror, the Company or any of their respective subsidiaries or by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly owned subsidiary of Progress (the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
      According to the Offer to Purchase, the Offeror’s and Progress’s principal executive offices are located at 14 Oak Park Drive, Bedford, Massachusetts 01730 and the telephone number of their principal executive offices is (781) 280-4000.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.
      Except as described in this Schedule, in the Information Statement (as defined below) or otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Offeror, Progress or their respective executive officers, directors or affiliates.
      Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex I to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.
      The Company’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below and in the Information Statement, which is incorporated herein by reference.
      In the case of each plan or agreement discussed below or in the Information Statement to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.
Arrangements with Executive Officers and Directors of the Company.
      Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 19, 2005, the Company’s directors and executive officers directly owned 13,800 Shares in the aggregate (excluding the exercise of options to purchase Shares). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, the directors and executive officers would receive an aggregate of $85,560 in cash.
      As of December 19, 2005, the Company’s directors and executive officers held options to purchase 1,467,500 Shares in the aggregate, 780,712 of which were vested and exercisable as of that date, with exercise prices ranging from $2.49 to $17.63 and an aggregate weighted average exercise price of $4.34 per Share. Pursuant to the Merger Agreement, effective upon the acceptance for payment by Purchaser pursuant to the Offer of a number of Shares that satisfies the Minimum Condition (the “Appointment Time”) or the Effective Time, all of the outstanding options will be canceled, and the holder of options with an exercise price less than the Offer Price (whether or not vested or exercisable) (“In-the-Money Options”) will be entitled to receive a cash payment equal to the product of (i) the total number of Shares issuable pursuant to such In-the-Money Options, and (ii) the excess of $6.20 over the applicable exercise price per share. As a result, assuming none of the directors or executive officers exercises any options after December 19, 2005, the executive officers and directors will be entitled to receive a payment of $3,497,741 in the aggregate for all In-the-Money Options held by such executive officers and directors.
      As of December 19, 2005, one of our directors, William W. Wilson III, is an affiliate of CSFT Holdings, Inc., the holder of a warrant to purchase 1,125,000 Shares at an exercise price of $4.80 per share, which is currently exercisable (the “Warrant”). Pursuant to the Merger Agreement, the Company is required to use commercially reasonable efforts to ensure, effective upon the Appointment Time, that all of the outstanding warrants are canceled. In consideration of such cancellation, the holders of warrants that are exercisable, as of immediately prior to the Appointment Time, at an exercise price per share less than the Offer Price (“In-the-Money Warrants”) will be entitled to receive a cash payment equal to the product of (i) the total number of Shares issuable pursuant to such In-the-Money Warrants, and (ii) the excess of $6.20 over the applicable exercise price per share. As a result, assuming the Warrant is not exercised, CSFT Holdings, Inc. will be entitled to receive a payment of $1,575,000 in the aggregate for the Warrant.

      Employment Agreements/Change of Control Arrangements. The Company has entered into employment agreements with each of Mark Cresswell, Brian D. Helman and Shelby R. Fike (the “Employment Agreements”), pursuant to which the Company is obligated to pay a lump sum amount equal to 12 months total compensation to each such employee upon a “change of control” (as defined in the Employment Agreement) and an “involuntary termination” (as defined in the Employment Agreements). The consummation of the Offer will constitute a “change of control” under the Employment Agreements. It is anticipated that Messrs. Helman and Fike will be subject to an “involuntary termination,” and as a result, the Company will be obligated to pay each of them a lump sum of $247,500 and $180,000, respectively.
      Mark Cresswell will continue with DataDirect Technologies, a subsidiary of Progress (“DataDirect”) as its Chief Technology Officer. However, his change in position from Chief Executive Officer of the Company to Chief Technology Officer of DataDirect will be deemed to be an “involuntary termination,” and as a result, the Company will be obligated to pay him a lump sum amount of $375,000.
      The Company has also entered into the employment agreements with each of Jerry Paladino, Chris Garner and Robert Evelyn pursuant to which the Company is obligated to pay a lump sum amount equal to six months total compensation to each such employee upon a “change of control” and an “involuntary termination.” If Messrs. Paladino, Garner and Evelyn do not agree to comparable positions with Offeror or Progress, then they may be subject to an “involuntary termination,” and in such event the Company may be obligated to pay each of them a lump sum of approximately $154,200, $110,000 and $109,300, respectively. The Company anticipates that Robert Evelyn, Chris Garner and Jerry Paladino will remain with the Company after the Appointment Time. As a result, it is anticipated that Messrs. Garner, Evelyn and Paladino will enter into an amendment to their current NEON employment agreements. The Company anticipates that such amendments will provide for their continued employment with the Company through November 30, 2006, and for the payment of a retention bonus at the end of December 2006 in an amount equal to six months total compensation, unless terminated without cause sooner.
      Resignation of Directors. On December 19, 2005, in connection with the execution of the Merger Agreement and contingent and effective upon the Appointment Time, Mark Cresswell, Loretta Cross, George H. Ellis and William W. Wilson III resigned as members of the Company’s Board of Directors. In connection with the approval of the Offer, the Merger and the Merger Agreement, and contingent and effective upon the Appointment Time, the Board of Directors elected Roger J. Heinen, Jr., Michael L. Mark, Richard D. Reidy and Norman R. Robertson to the Board of Directors as designees of Progress (the “Progress Designees”). Prior to the actions taken on December 19, 2005, none of the Progress Designees was a director of, or held any position with, the Company.
      In addition, on December 19, 2005, in connection with the execution of the Merger Agreement and contingent and effective upon the effectiveness of the Merger, Richard Holcomb and David F. Cary resigned as members of the Board of Directors.
      Indemnification and Insurance. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) provides for the indemnification of the Company’s directors to the fullest extent permissible under Delaware law. The Company’s Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Company, provided that such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Company and, provided further, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.
      Following the Effective Time, Progress has agreed to, and has agreed to cause the Surviving Corporation to fulfill and honor the obligations of the Company pursuant to any indemnification agreements between the Company and its present and former directors and officers and any other employee of the Company (the “Indemnified Parties”) and any indemnification provisions set forth in the

Company’s organizational documents as in effect on the date of the Merger Agreement, in each case to the full extent permitted by applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by law.
      Progress has also agreed that for a period of six years after the Effective Time, it will cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement in an amount and on terms no less favorable than those applicable to such current directors and officers of the Company. Notwithstanding the foregoing, Progress shall not be required to pay more than $275,000 for such coverage, and may limit the coverage to the maximum coverage that can be obtained for a $275,000 premium.
Arrangements with Progress.
      Confidentiality Agreements. The summary of the Mutual Non-Disclosure Agreement, dated as of May 4, 2005, between the Company and Progress (the “Confidentiality Agreement”) contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement.
      Merger Agreement and Voting and Tender Agreements. The summaries of the Merger Agreement and the Voting and Tender Agreements contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summaries and descriptions are qualified in their entirety by reference to the Merger Agreement and the Voting and Tender Agreements.

Item 4.	The Solicitation or Recommendation.
Solicitation/ Recommendation.
      At a meeting held on December 19, 2005, the Board of Directors of the Company (the “Board of Directors”), by unanimous vote of all of its directors, (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement, the Voting and Tender Agreements, and the transactions contemplated thereby (including the Offer and the Merger), which approvals constituted approval under Section 203 of the DGCL, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
      Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
      A letter to stockholders communicating the recommendation of the Board of Directors and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(5) and (a)(6) hereto, respectively, and are incorporated herein by reference.
Background.
      In May 2005, the Company entered into a non-disclosure agreement with Progress to begin discussions related to a potential business partnership and/or to discuss a potential acquisition of the Company by Progress. Thereafter, the Company provided certain information to Progress for the purpose of an initial due diligence review of the Company.
      In August 2005, the Company received an oral unsolicited indication of interest to acquire the Company by a third party entity. At a meeting of the Board of Directors held on August 11, 2005, the

Board discussed the oral indication of interest. At the meeting, the Board of Directors did not make any decision with respect to whether to pursue the sale of the Company. However, the Board of Directors determined that the unsolicited indication of interest was worth consideration and determined that the Company should interview and hire an investment bank to provide assistance to the Board in analyzing the value of the Company and to advise the Company regarding strategic alternatives.
      Between August 19 and August 22, 2005, the Company’s management interviewed four investment banks. After such interviews, the Company narrowed the list of investment banks to three, and received proposals from each. At a meeting of the Board of Directors held on August 24, 2005, the Board discussed the three proposals, and authorized management to further interview the finalists with respect to their process and methodology. In connection with this decision, the Board of Directors considered the current financial plan of the Company, and received a report from management on the operations, the projected financial performance and strategic position of the Company. The Company also reviewed its fiduciary duties in evaluating its strategic alternatives, including potential business combination transactions.
      At a meeting of the Board of Directors held on August 30, 2005, the Board reviewed the proposals from the three finalists, and decided to pursue an engagement letter with Jefferies Broadview. The Company’s management then negotiated an engagement letter with Jefferies Broadview, which was approved by the Company’s Board of Directors in a meeting held on September 13, 2005. On September 13, 2005, the Company engaged Jefferies Broadview as the Company’s financial advisor and authorized Jefferies Broadview to contact those companies that would most likely have interest in acquiring the Company. The Board of Directors also instructed management to explore introductory meetings with those prospective acquirors that had responded affirmatively to the inquiry from Jefferies Broadview.
      On November 4, 2005, the Company received a draft letter of intent from a third party, in which such party proposed to acquire all of the Shares for $6.00 per Share in cash, subject to certain potential adjustments. On November 7, 2005, the Company received a draft letter of intent from Progress proposing to acquire all of the Shares of the Company for approximately $5.97 in cash and stock. On November 8, 2005, the Board of Directors held a meeting, at which the Board of Directors, after a review of its fiduciary duties and careful consideration and consultation with management and independent legal and financial advisors, authorized the Company’s management to pursue a counter-offer with each offeror. Based upon instructions from the Board of Directors, the Company’s management through Jefferies Broadview, then informed both offerors that their offers were insufficient and attempted to obtain a higher price from both parties.
      In response, Progress submitted a revised draft letter of intent on November 11, 2005 to acquire all of the outstanding shares of the Company for $67.0 million in cash, less transaction expenses, or approximately $5.99 per share. Representatives of Jefferies Broadview contacted the other offeror who refused to increase its offer above $6.00 per share. The draft letter of intent provided for an exclusive negotiation period through December 19, 2005 (subject to a mutual extension of no more than five days if the parties had negotiated in good faith) and was non-binding, except as to the exclusivity provision. At a meeting of the Board of Directors held on November 11, the Board reviewed the revised proposal, and authorized the Company to negotiate further with Progress. As a result, representatives of Progress and the Company, including NEON’s President and Chief Executive Officer, Mark Cresswell, and its presiding director, George Ellis, along with Rick Reidy, the President of Progress’ DataDirect subsidiary, held telephonic discussions with respect to the proposal. During such discussions, Progress agreed to a proposed purchase price of $68.0 million in cash, or approximately $6.23 per share, less transaction expenses in excess of $2.0 million.
      On November 12, 2005, the Company received the draft revised letter of intent from Progress, and on November 13, 2005, the Board of Directors approved the execution of the letter of intent. The letter of intent was executed on November 14, 2005.

      During the week of November 14, 2005, representatives of Progress met with representatives of the Company. The parties discussed their respective businesses. During the week of November 28, 2005, representatives of the Company provided due diligence materials to Progress.
      On December 1, 2005, Progress delivered to the Company a form of Agreement and Plan of Merger prepared by Foley Hoag LLP, Progress’ outside legal counsel (“Foley Hoag”).
      On December 2, 2005, the Board of Directors met to review the financial and other terms of the proposed transaction and draft agreements under discussion, including the significant open issues under negotiation between the parties. Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) also reviewed with the Board of Directors its fiduciary duties with respect to the proposed transaction. The Board of Directors authorized management to continue negotiations and advise the Board of Directors of its progress.
      On December 5, 2005, the Company responded to Parent with proposed revisions to Parent’s initial draft of the Merger Agreement. Foley Hoag also distributed a draft of the form of Voting and Tender Agreement, a copy of which was forwarded to counsel for John J. Moores. The parties and their respective counsels, Foley Hoag and WSGR, discussed the unresolved issues in a teleconference beginning in the morning on December 9, 2005. Later in the day on December 9, 2005, the Board of Directors met to review the significant unresolved issues on the Merger Agreement.
      Foley Hoag distributed a revised draft of the Merger Agreement on December 11, 2005. The parties and their respective counsels, Foley Hoag and WSGR, then held another conference call on December 12, 2005, to attempt to resolve outstanding issues.
      Throughout the week of December 12, 2005, representatives of the Company and Progress met to discuss certain outstanding issues with respect to the Merger Agreement. The Board of Directors of the Company met on December 15, 2005 and then again on December 16, 2005 and discussed with management the status of the outstanding issues and provided direction with respect to those issues.
      Then, on December 16, 2005, Foley Hoag distributed a revised draft of the Merger Agreement, reflecting the conversations of the Company and Progress during the week. Foley Hoag and WSGR then had further telephonic conversations on December 17, 2005 and December 18, 2005.
      On December 18, 2005, the Board of Directors held a special meeting to review, with the advice and assistance of WSGR and Jefferies Broadview, the proposed terms and conditions of the proposed transaction and the current draft of the Merger Agreement. Representatives of WSGR summarized for the Board of Directors the terms of the most recent draft of the Merger Agreement that had been negotiated by the parties as well as the remaining issues that remained to be negotiated by the parties, and reviewed with the Board of Directors its fiduciary duties in considering the proposed transaction.
      On December 19, 2005, Foley Hoag and WSGR had further telephone conversations and representatives of the Company and Progress continued to negotiate outstanding issues. At a meeting of the Board of Directors held on December 19, 2005, Jefferies Broadview reviewed the various financial analyses and conveyed to the Board of Directors the oral opinion of Jefferies Broadview (subsequently confirmed in writing) that, as of December 19, 2005 and based upon and subject to the qualifications and limitations set forth in its opinion, the Offer Price was fair, from a financial point of view, to holders of the Shares. Following Jefferies Broadview’s delivery of its opinion, and after careful consideration, the Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the Merger Agreement, the Voting and Tender Agreements, and the transactions contemplated thereby (including the Offer and the Merger), which approvals constituted approval under Section 203 of the DGCL, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
      On December 19, 2005, Progress informed the Company that its board of directors had approved the transaction.

      The Merger Agreement was executed on December 19, 2005. A joint press release announcing the execution of the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, was issued on December 20, 2005.
      On December 29, 2005, Progress commenced the Offer and filed a Schedule TO. In addition, on December 29, 2005, the Company filed this Form 14D-9 Response and Recommendation to the Tender Offer filed by Progress.
Reasons for Recommendation.
      In approving the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors consulted with its financial and legal advisors and with senior management of the Company and considered a number of positive and negative factors including, but not limited to, the following:

•	Operating and Financial Condition of the Company; Ability to Execute Business Plan. The Board of Directors considered the Company’s business, financial condition, results of operations, financial plan and prospects if it were to remain independent. The Board of Directors discussed and deliberated at length concerning the Company’s current business and financial plans, including the risks associated with achieving and executing upon such plans, as well as the competitive environment and condition of the industries in which the Company operates.

•	Results of Discussions with Third Parties; Other Alternatives. The Board of Directors considered, after discussions with Jefferies Broadview and the Company’s executive management, the process leading to the Offer and the Merger, the extent of the “market check” by Jefferies Broadview, the discussions with certain other third parties regarding a possible business combination, acquisition or similar transaction with the Company and the likelihood of receiving offers in excess of the Offer Price. The Board of Directors also considered other possible alternatives to the Offer and the Merger, including remaining an independent company.

•	Fairness of the Transaction; Financial Analyses and Opinion of Jefferies Broadview. The Board considered at length the amount of consideration to be received by the holders of Shares pursuant to the Offer and the Merger and believes that the terms of the Offer and Merger are fair to and are in the best interests of the Company’s stockholders. At a meeting of the Board of Directors held on December 19, 2005, the Board of Directors reviewed and considered the presentation of Jefferies Broadview concerning the Company, Progress and the financial aspects of the Offer and the Merger, including the opinion of Jefferies Broadview, which was orally conveyed to the Board of Directors on December 19, 2005, and subsequently confirmed in writing, to the effect that, as of December 19, 2005 and based upon and subject to the qualifications and limitations set forth in its opinion, the Offer Price was fair, from a financial point of view, to holders of the Shares, which opinion is attached hereto as Annex II and incorporated herein by reference. The Board of Directors was aware that Jefferies Broadview would become entitled to certain fees described in Item 5 of this Statement upon the delivery of the opinion and the consummation of the transaction.

•	Historical Trading Prices. The Board of Directors reviewed and considered the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represents a premium of approximately 41% over the $4.35 closing price per Share on the Nasdaq Stock Market (“Nasdaq”) on December 19, 2005, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and a premium of approximately 18% over the 52-week high trading price of $5.25 per Share and a premium of approximately 130% over the 52-week low trading price of $2.69 per Share. The Offer Price also represented premiums ranging from 39% to 86% over the trailing average prices for the Shares for periods ranging from the last month to the last twelve months.

•	Analysis and Presentation of Management. The Board of Directors reviewed and considered the analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company, including management’s view that the Offer is fair to the stockholders of the Company, and that the Offer is in the best interests of the Company and its stockholders.

•	Cash Consideration. The Board of Directors considered the desirability that the Offer Price and aggregate merger consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration. The Board of Directors considered that the cash consideration to be received by the holders of the Shares in the Offer and the Merger would be taxable to such holders for U.S. federal income tax purposes.

•	Terms of the Agreement; Certainty of Closing; No Financing Condition. The Board of Directors considered the terms and conditions of the Offer, including the fact that the Offer is subject to the Minimum Condition and considered the terms of the Merger Agreement, including the representations, warranties and covenants, and termination rights of the parties and termination fees payable by the Company and the effect of the Voting and Tender Agreements. The Board of Directors also considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Progress’ obligations under the Merger Agreement are not subject to any financing condition, the representations of Progress in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Progress’s financial strength.

•	No Solicitation. The Board of Directors considered the provisions in the Merger Agreement that provide for the ability of the Board of Directors to respond to unsolicited acquisition proposals, if (A) the Board of Directors determines (after consultation with its outside legal counsel and its financial advisor) that the acquisition proposal is, or is reasonably likely to result in, a Superior Offer (as defined in Section 6.1(c) of the Merger Agreement) and (B) the Board of Directors determines (after consultation with its outside legal counsel) that the failure to take such actions would be inconsistent with its fiduciary duties.

•	Change in Recommendation. The Board of Directors has, subject to certain conditions, the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify its approval or recommendation to the Company’s stockholders of the Merger Agreement, the Offer or the Merger under certain circumstances.

•	Fiduciary Termination Right. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement upon a Change of Recommendation (as defined in Section 6.3(c) of the Merger Agreement) in order to enter into a definitive agreement with respect to a Superior Offer, if, concurrent with such termination, the Company pays to Progress a $2,040,000 termination fee.

•	Tender Offer. The Board of Directors considered that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders possibly to obtain the benefits of the transaction in exchange for their Shares earlier than if the transaction were effected as a one-step merger.

•	Failure to Close; Public Announcement. The Board of Directors considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.
      The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of NEON were aware of the interests of executive officers and directors of NEON as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.
Opinion of NEON’s Financial Advisor.
      Pursuant to a letter agreement dated as of September 13, 2005, Jefferies Broadview was engaged to act as financial advisor to the Board of Directors of NEON. The Board of Directors selected Jefferies Broadview based on Jefferies Broadview’s reputation and experience in the information technology (“IT”), communications, healthcare technology and media industry in particular. Jefferies Broadview focuses on providing merger and acquisition advisory services to IT, communications, healthcare technology and media companies. In this capacity, Jefferies Broadview is continually engaged in valuing these businesses and maintains an extensive database of IT, communications, healthcare technology and media mergers and acquisitions for comparative purposes. At the meeting of NEON’s Board of Directors on December 19, 2005, Jefferies Broadview rendered its opinion that, as of the date the opinion was rendered and based upon and subject to the various qualifications and limitations described in the Jefferies Broadview opinion, the Offer Price was fair, from a financial point of view, to holders of the Shares.
      Jefferies Broadview’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Jefferies Broadview, is attached as Annex II to this Statement. holders of the Shares are urged to, and should, read the Jefferies Broadview opinion carefully and in its entirety. The Jefferies Broadview opinion is directed to NEON’s Board of Directors and addresses only the fairness of the Offer Price from a financial point of view to holders of the Shares as of the date of the opinion. The Jefferies Broadview opinion does not address any other aspect of the Offer Price and does not constitute a recommendation to any holder of the Shares. The summary of the Jefferies Broadview opinion set forth in this Statement, although materially complete, is qualified in its entirety by reference to the full text of such opinion.
      Jefferies Broadview’s opinion does not address the underlying business decision to enter into the Merger Agreement, the Offer or the Merger, nor does it evaluate alternative transaction structures or other financial or strategic alternatives.
      In reading the discussion of the fairness opinion set forth below, you should be aware that Jefferies Broadview:

•	reviewed the terms of a draft of the definitive agreement furnished to Jefferies Broadview by NEON’s legal counsel;

•	reviewed certain publicly available financial statements and other information with respect to NEON;

•	reviewed certain internal financial and operating information concerning NEON, including certain projections for NEON prepared and furnished to Jefferies Broadview by NEON management,

•	participated in discussions with NEON management concerning the operations, business strategy, current financial performance and prospects for NEON;

•	discussed with NEON management its view of the strategic rationale for the Merger;

•	reviewed the recent reported closing prices and trading activity for the Shares;

•	compared certain aspects of NEON’s financial performance with those of public companies Jefferies Broadview deemed comparable;

•	analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

•	assisted in negotiations and discussions related to the Merger among NEON, Progress and their respective legal advisors; and

•	conducted other financial studies, analyses and investigations as Jefferies Broadview deemed appropriate for purposes of its opinion.
      In rendering its opinion, Jefferies Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to Jefferies Broadview by NEON, Progress or their respective advisors. With respect to the financial projections and estimates of future revenues examined by Jefferies Broadview, Jefferies Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of NEON as to the future performance of NEON.
      Jefferies Broadview also assumed, that in the course of obtaining the regulatory and third party approvals, consents and releases necessary for consummation of the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the Merger and that the Merger will be consummated in accordance with applicable laws and regulations and the terms of the Merger Agreement as set forth in the December 18, 2005 draft thereof, without waiver, amendment or modification of any material term, condition or agreement. Jefferies Broadview’s opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to NEON, nor does it address the underlying business decision of the Company to proceed with the Merger. Jefferies Broadview did not make or take into account any independent appraisal or valuation of any of NEON’s assets or liabilities, contingent or otherwise, or conduct any investigation into the business of NEON other than as set forth in its written opinion. Jefferies Broadview expressed no view as to the federal, state or local tax consequences of the Merger.
      For purposes of its opinion, Jefferies Broadview assumed that NEON was not currently involved in any material transaction other than the Merger, other than publicly announced transactions and those activities undertaken in the ordinary course of conducting its business. Jefferies Broadview’s opinion was necessarily based upon market, economic, financial and other conditions as they existed on December 19, 2005 and should be evaluated as of that date. It should be understood that, although subsequent developments may affect Jefferies Broadview’s opinion, Jefferies Broadview has no obligation to update, revise or reaffirm its opinion.
      The following is a summary explanation of the various sources of information and valuation methodologies employed by Jefferies Broadview in rendering its opinion. These analyses were presented to NEON’s Board of Directors at its meeting on December 19, 2005. This summary includes the financial analyses used by Jefferies Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Jefferies Broadview in arriving at its opinion. Jefferies Broadview did not explicitly assign any relative weights to the various factors or analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Jefferies Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

NEON Stock Performance Analysis
      Jefferies Broadview compared the recent stock performance of NEON with that of the Nasdaq Composite and NEON Comparable Indices. The NEON Comparable Indices are comprised of public companies that Jefferies Broadview deemed comparable to NEON. Jefferies Broadview selected companies competing in the Integration and Middleware industry with trailing twelve months (“TTM”) revenue less than $250MM.

      The comparables index consists of the following companies:

•	Attunity Ltd;

•	Informatica Corporation;

•	IONA Technologies PLC;

•	Jacada Ltd.;

•	NetManage, Inc.;

•	Seagull Holding N.V.;

•	Vitria Technology, Inc.; and

•	webMethods, Inc.

Public Company Comparables Analysis
      Jefferies Broadview considered ratios of share price and equity market capitalization, adjusted for cash and debt when appropriate, to reflect total enterprise value (“TEV”) to selected historical operating and balance sheet results in order to derive multiples that indicate the value public equity markets place on companies in a particular market segment. In order to perform this analysis, Jefferies Broadview compared financial information of NEON with publicly available information for the companies included in the NEON Comparable Index. For this analysis, as well as other analyses, Jefferies Broadview examined publicly available information, as well as a range of estimates based on equity research reports. The following tables include the following terms as defined as follows: earnings before income tax (“EBIT”) and price-earnings ratio (“P/ E Ratio”).
      The following table presents, based on closing prices as of December 19, 2005, the median multiples and the range of multiples for the Integration and Middleware comparables index of TEV or NEON share price, divided by selected operating metrics as appropriate:

	Median
	Multiples	Range of Multiples

TTM TEV/ Revenue	0.85x	0.49	x	-	3.20x
TTM TEV/ EBIT	28.91x	8.77	x	-	56.17x
TTM P/ E Ratio	34.08x	15.87	x	-	81.06x
Projected 12/31/05 TEV/ Revenue	0.87x	0.51	x	-	3.05x
Projected 12/31/05 TEV/ EBIT	23.16x	9.45	x	-	27.52x
Projected 12/31/05 P/ E Ratio	28.77x	19.14	x	-	46.45x
Projected 12/31/06 TEV/ Revenue	0.89x	0.38	x	-	2.72x
Projected 12/31/06 TEV/ EBIT	14.06x	10.78	x	-	16.07x
Projected 12/31/06 P/ E Ratio	26.94x	19.53	x	-	40.14x

      The Integration and Middleware comparables imply the following medians and ranges for NEON per share value. Value is reflected as No Value (“NV”) where there is no implied value due to lack of NEON profitability:

	Median
	Values	Range of Values

TTM TEV/ Revenue	$3.49	$2.77	-	$7.37
TTM TEV/ EBIT	NV	NV	-	NV
TTM P/ E Ratio	NV	NV	-	NV
Projected 12/31/05 TEV/ Revenue	$3.63	$2.90	-	$7.46
Projected 12/31/05 TEV/ EBIT	$2.21	$1.92	-	$2.31
Projected 12/31/05 P/ E Ratio	$1.46	$0.97	-	$2.36
Projected 12/31/06 TEV/ Revenue	$3.86	$2.68	-	$7.38
Projected 12/31/06 TEV/ EBIT	$4.99	$4.31	-	$5.38
Projected 12/31/06 P/ E Ratio	$7.14	$5.18	-	$10.65
      No company utilized in the public company comparables analysis as a comparison to NEON is identical to NEON. In evaluating the comparables, Jefferies Broadview made numerous assumptions with respect to the Integration and Middleware and software industry’s performance and general economic conditions, many of which are beyond the control of NEON. Mathematical analysis, such as determining the median, average or range, is not in itself a meaningful method of using comparable company data.

Transaction Comparables Analysis
      Jefferies Broadview considered ratios of equity purchase price, adjusted for the seller’s cash and debt when appropriate, to selected historical and balance sheet operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Jefferies Broadview reviewed a number of transactions, including those involving companies deemed by Jefferies Broadview to be comparable to NEON based on financial performance, market focus, business model and size. Jefferies Broadview reviewed 10 comparable merger and acquisition (“M&A”) transactions announced from January 1, 2003 through December 19, 2005 involving sellers in the Integration and Middleware and software industry. For this analysis, as well as other analyses, Jefferies Broadview examined publicly available information, as well as information from Jefferies Broadview’s proprietary database of published and confidential M&A transactions in the IT, communications, healthcare technology and media industries.
      The Integration and Middleware and software transactions consisted of the acquisitions of:

•	Data Junction Corporation by Pervasive Software, Inc.;

•	Staffware plc by TIBCO Software Inc.;

•	Cardiff Software Inc. by Verity, Inc.;

•	ObjectStar International Limited by TIBCO Software Inc.;

•	SeeBeyond Technology Corporation by Sun Microsystems, Inc.;

•	DataDirect Technologies Limited by Progress Software Corporation;

•	Plumtree Software, Inc. by BEA Systems, Inc.;

•	Mercator Software, Inc. by Ascential Software Corporation;

•	Sagent Technology, Inc. (Assets) by Group 1 Software, Inc.; and

•	a transaction between confidential parties;

      The following table presents the median multiple and the range of multiples of adjusted price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller’s revenue (which we refer to as P/ R) in the last reported twelve months prior to acquisition for the transactions listed above:

	Median	Range of
	Multiple	Multiples

P/ R	1.88x	0.50	x	-	10.94x
      These comparables imply the following median and range for per share value:

	Median
	Value	Range of Values

P/ R	$5.28	$2.79	-	$19.42
      No transaction utilized as a comparable in the transaction comparables analysis is identical to the Merger. In evaluating the comparable transactions, Jefferies Broadview made numerous assumptions with respect to the Integration and Middleware industry’s performance and general economic conditions, many of which are beyond the control of NEON. Mathematical analysis, such as determining the average, median or range, is not in itself a meaningful method of using comparable transaction data.

Transaction Premiums Paid Analysis
      Jefferies Broadview considered the premiums paid above a seller’s share price in order to determine the additional value that strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Jefferies Broadview reviewed a number of transactions involving publicly-held North American software vendors from January 1, 2004 to December 19, 2005 with equity purchase price between $25 million and $250 million. Transactions were selected from Jefferies Broadview’s proprietary database of published and confidential M&A transactions in the information technology, communications, healthcare technology and media industries. These transactions consisted of the acquisition of:

•	Nuance Communications, Inc. by ScanSoft, Inc;

•	Nassda Corporation by Synopsys, Inc.;

•	Sanchez Computer Associates, Inc. by Fidelity National Financial, Inc.;

•	SciQuest, Inc. by Trinity Ventures, Ltd.;

•	Basis 100, Inc. by First American Corporation;

•	MDSI Mobile Data Solutions Inc. by Vista Equity Partners;

•	Novadigm, Inc. by Hewlett-Packard Company;

•	Plumtree Software, Inc. by BEA Systems, Inc.;

•	Blue Martini Software, Inc. by Golden Gate Capital Management, LLC (Multi-Channel Holdings, Inc.);

•	AD OPT Technologies Inc. by Kronos Inc.;

•	MDI Technologies, Inc. by Logibec Groupe Informatique Ltd.;

•	Marimba, Inc. by BMC Software, Inc.;

•	Extended Systems Incorporated by Sybase, Inc.;

•	Visual Networks, Inc. by Fluke Electronics Corporation (Danaher Corporation);

•	Speedware Corporation, Inc. by Activant Solutions, Inc.;

•	IMPAC Medical Systems, Inc. by Elekta AB;

•	Vastera, Inc. by JPMorgan Chase & Co.;

•	Tarantella, Inc. by Sun Microsystems, Inc.;

•	BindView Development Corporation by Symantec Corporation;

•	Primus Knowledge Solutions, Inc. by Art Technology Group, Inc.;

•	Apropos Technology, Inc. by Enghouse Systems Ltd.;

•	Centra Software Inc. by Saba Software Inc.;

•	Landacorp, Inc. by SHPS Holdings, Inc.; and

•	Optika Inc. by Stellent, Inc.
      The following table presents the median premium and the range of premiums for these transactions calculated by dividing:

(1) the offer price per share minus the closing share price of the seller’s common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

(2) the closing share price of the seller’s common stock twenty trading days or one trading day prior to the public announcement of the transaction:

	Median	Range of
	Premiums	Premiums

Premium Paid to Seller’s Stock Price 1 Trading Day Prior to Announcement	29.3%	1.3%	-	84.7%
Premium Paid to Seller’s Stock Price 20 Trading Days Prior to Announcement	39.7%	(8.6)%	-	114.2%
      The following table presents the median implied value and the range of implied values of NEON’s stock, calculated by using the premiums shown above and NEON’s share price twenty trading days and one trading day prior to announcement:

	Median	Range of
	Values	Values

Premium Paid to Seller’s Stock Price 1 Trading Day Prior to Announcement	$5.63	$4.41	-	$8.04
Premium Paid to Seller’s Stock Price 20 Trading Days Prior to Announcement	$5.85	$3.83	-	$8.98
      No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the Merger. In evaluating the comparables, Jefferies Broadview made numerous assumptions with respect to the software industry’s performance and general economic conditions, many of which are beyond the control of NEON. Mathematical analysis, such as determining the average, median or range is not in itself a meaningful method of using comparable transaction data.

Present Value of Projected Share Price Analysis
      Jefferies Broadview calculated the present value of the future potential share price of shares of NEON Common Stock using management net income estimates for the twelve months ending December 31, 2006. The implied share price calculated using the median TTM P/ E Ratio for the public company comparables, NEON projected earnings per share (“EPS”) for the twelve months ended December 31, 2006 and discounted based on the Capital Asset Pricing Model (“CAPM”) using the median capital-structure adjusted beta for the aggregate public company comparables is $6.45.

Consideration of the Discounted Cash Flow Methodology
      While discounted cash flow is a commonly used valuation methodology, Jefferies Broadview did not employ such an analysis for the purposes of its opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company such as NEON, with very limited intermediate and long-term visibility, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of NEON. Given management’s inability to develop reliable long-term forecasts and the uncertainty in forecasting the product mix, operating performance, future cash flows and sustainable long-term growth rate for NEON, Jefferies Broadview considered a discounted cash flow analysis inappropriate for valuing NEON.
      The preparation of a fairness opinion is a complex process involving determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Jefferies Broadview. In arriving at its fairness determination, Jefferies Broadview considered the results of all these constituent analyses and did not attribute any particular weight to any particular factor or analysis considered by it; rather, Jefferies Broadview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Certain Jefferies Broadview analyses are based upon forecasts of future results and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Jefferies Broadview. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.
      In performing its analyses, Jefferies Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of NEON. The analyses performed by Jefferies Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The consideration to be received by the holders of the Shares pursuant to the definitive agreement and other terms of the definitive agreement were determined through arm’s length negotiations between NEON and Progress, and were approved by the Board of Directors of NEON subsequent to the recommendation made to and determinations made by NEON’s Board of Directors. Jefferies Broadview did not recommend any specific consideration to NEON’s Board of Directors or that any specific consideration constituted the only appropriate consideration with respect to the Merger Agreement and the transactions contemplated thereby, including the Merger. In addition, Jefferies Broadview’s opinion and presentation to NEON’s Board of Directors was one of many factors taken into consideration by NEON’s Board of Directors in making its decision to approve the Merger. Consequently, the Jefferies Broadview analyses as described above should not be viewed as determinative of the opinion of NEON’s Board of Directors with respect to the value of NEON or whether NEON’s Board of Directors would have been willing to agree to different consideration.
      Based upon and subject to the qualifications and limitations set forth in its written opinion, a copy of which is attached as Annex II, Jefferies Broadview was of the opinion that, as of December 19, 2005, the Offer Price was fair, from a financial point of view, to holders of the Shares.
      Jefferies Broadview acted as financial advisor to NEON’s Board of Directors, received a fee from NEON upon delivery of its opinion and will receive an additional fee upon the successful conclusion of the Offer. NEON has reimbursed Jefferies Broadview for airfare and other travel-related costs and reasonable professional fees incurred in connection with the engagement, and has indemnified Jefferies Broadview and related parties against certain liabilities, including liabilities under the federal securities laws, in connection therewith. No limitations were imposed on Jefferies Broadview by us with respect to the investigations made or procedures followed by it in rendering its opinion.

      Jefferies Broadview and its affiliates in the past have provided, currently are providing, or in the future may provide investment banking, financial and advisory services to NEON, Progress, or their affiliates unrelated to the Offer and Merger, for which services they have received, or expect to receive, compensation.
      In the ordinary course of their businesses, Jefferies Broadview and its affiliates, including Jefferies Group, Inc., Jefferies Broadview’s parent company, may publish research reports regarding the securities of NEON or Progress or their respective affiliates, may actively trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.
Intent to Tender.
      To the Company’s knowledge, all of NEON’s executive officers, directors, affiliates and subsidiaries currently intend to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned by them. The summary of the Voting and Tender Agreements contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Voting and Tender Agreements.

Item 5.	Person/ Assets, Retained, Employed, Compensated or Used.
      Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company concerning the Offer.
      Jefferies Broadview. The Board of Directors retained Jefferies Broadview to act as its financial advisor in connection with, among other things, the Offer and the Merger. Jefferies Broadview was selected by the Board of Directors based on Jefferies Broadview’s qualifications, expertise and reputation. Jefferies Broadview is an internationally recognized investment banking and advisory firm. Jefferies Broadview, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Jefferies Broadview and its affiliates may acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of NEON, Progress and any other company that may be involved in the transaction, as well as provide investment banking and other financial services to such companies.
      NEON engaged Jefferies Broadview to provide financial advisory services to the Board of Directors in connection with, among other things, the Offer and the Merger, and to render its opinion, which is filed as Annex II hereto and is incorporated herein by reference. Pursuant to the terms of an engagement letter, Jefferies Broadview received a commitment fee of $50,000 and a fee of $250,000 upon delivery of Jefferies Broadview’s opinion, and will receive a transaction fee of approximately $1,016,000, less the amount of the commitment fee and the opinion fee already paid, which is contingent upon the consummation of the Offer. NEON has also reimbursed Jefferies Broadview for air fare and other travel-related costs and reasonable professional fees in connection with the engagement.

Item 6.	Interest In Securities Of The Subject Company.
      No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.
      Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by NEON in response to the Offer, which relate to a tender offer or other acquisition of NEON’s securities by NEON, any subsidiary of NEON or any other person.
      Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by NEON in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving NEON or any subsidiary of NEON, (ii) a purchase, sale or transfer of a material amount of assets by NEON or any subsidiary of NEON, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of NEON.
      Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.
      Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Progress and Offeror, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders.
      Stockholder Approval. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions of the DGCL). According to the Certificate of Incorporation, the Shares are the only securities of the Company which entitle the holders thereof to voting rights. If following the purchase of Shares by Offeror pursuant to the Offer, Offeror and its affiliates own more than a majority of the outstanding Shares, Offeror will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.
      Top-Up Option. Pursuant to, and subject to the limitations in, the Merger Agreement, the Company granted to Offeror an irrevocable option (the “Top-Up Option”) to purchase, at a purchase price per share equal to the Offer Price, that number of shares equal to the lowest number of shares that, when added to the number of shares owned by Offeror at the time of such exercise, will constitute one share more than 90% of the shares then outstanding (assuming the issuance of shares pursuant to the Top-Up Option and the exercise of all outstanding stock options and warrants to purchase shares of the Company Common Stock with an exercise price less than the Offer Price). See Section 12 of the Offer to Purchase.
      Short-Form Merger. The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Offeror acquires or controls the voting power of at least 90 percent of the Shares, Progress would be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Progress and Offeror do not own 90 percent of the outstanding Shares following consummation of the Offer, Progress and Offeror could seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration paid per Share for any Shares so acquired could be greater or less than that paid in the Offer.

      Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which such stockholder became an interested stockholder. The Board of Directors approved for purposes of Section 203 the entering into by the Offeror, Progress and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Progress and the Offeror by virtue of such actions. In addition, the Board of Directors approved for purposes of Section 203 the entering into of the Voting and Tender Agreements between Progress and each of the stockholders party thereto and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company will not be applicable to Progress and the Offeror by virtue of such action.
      United States Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.
      Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Progress of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Progress will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, and, the required waiting period with respect to the Offer and the Merger has not commenced, which once commenced will be 15 calendar days after such filing, unless earlier terminated by the FTC and the Antitrust Division or Progress and Offeror receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Progress or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Progress and Offeror with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Progress’s and Offeror’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company will also file its Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, and when filed then the Company could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.
      The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Offeror’s proposed acquisition of the Company. At any time before or after Offeror’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Progress or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While NEON believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer.
      International Antitrust. In addition, the Offer and the Merger may be subject to review under the antitrust laws of, and may require filings of notices with competition authorities in, other jurisdictions. The Company and Progress have not made any filings with the competition authority in any other jurisdictions under their respective antitrust laws, but would expect to do so to the extent required.
      Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.
      The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.
      Forward Looking Statements. Certain statements in this Schedule are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby and the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “predicts,” “projects,” “may,” “intends,” “target” and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. Forward-looking statements also include any other passages that relate to expected future events of trends that can only be evaluated by events or trends that will occur in the future. Statements made in this Schedule indicating NEON’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause NEON’s actual results to differ materially from those projected in such forward-looking statements, including: the ability to execute the Company’s business plan; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; the risks of losing clients, failing to acquire new clients or the reduction of campaign volume from existing clients; and other risks referenced from time to time in NEON’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer include: development by competitors of new or competitive products or services, the entry into the market by new competitors, the ability to recruit and retain qualified personnel, the ability to retain customers or attract customers from other businesses, the uncertainties of whether new software products and product strategies will be successful, the sufficiency of NEON’s working capital and market and general economic conditions.

Item 9.	Materials to be Filed as Exhibits.
      The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated December 29, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Progress on December 29, 2005).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Progress on December 29, 2005).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).

(a)(4)	Opinion of Jefferies Broadview dated as of December 19, 2005 (attached hereto as Annex II).

(a)(5)	Letter to NEON stockholders, dated December 29, 2005.

(a)(6)	Press Release issued by Progress and the Company on December 20, 2005 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on December 20, 2005).

(a)(7)	Email, dated December 20, 2005, to NEON employees (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on December 20, 2005).

(a)(8)	Frequently Asked Questions (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on December 20, 2005).

(a)(9)	Press Release issued by Progress and the Company on December 29, 2005 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO filed by Progress on December 29, 2005).

(e)(1)	Agreement and Plan of Merger, dated December 19, 2005 by and among Progress Software Corporation, Noble Acquisition Corp. and NEON Systems, Inc. (incorporated by reference to current report on Form 8-K filed by the Company with the SEC on December 20, 2005).

(e)(2)	Form of Voting and Tender Agreements (incorporated by reference to current report on Form 8-K filed by the Company with the SEC on December 20, 2005).

(e)(3)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit A to NEON’s Proxy Statement filed with the SEC on August 23, 2003).

(e)(4)	Bylaws (incorporated by reference to Exhibit 4.1 to NEON’s registration statement on Form S-1 (Registration No. 333-69651) effective March 5, 1999).

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Jefferies Broadview Opinion, dated as of December 19, 2005.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEON Systems, Inc.

By:	/s/ Brian D. Helman

Brian D. Helman,
Chief Financial Officer
Dated: December 29, 2005

ANNEX I
NEON Systems, Inc.
14100 Southwest Freeway, Suite 500
Sugar Land, Texas 77478
Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder
       This Information Statement is being mailed on or about December 29, 2005 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares (the “Shares”) of common stock, $0.01 par value (the “Common Stock”), of NEON Systems, Inc., a Delaware corporation (“NEON” or the “Company”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Progress Software Corporation, a Delaware corporation (“Progress” or “Parent”), to a majority of the seats on the Board of Directors of the Company (the “Company Board”), pursuant to an Agreement and Plan of Merger, dated as of December 19, 2005 (the “Merger Agreement”), by and among Parent, Noble Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (the “Purchaser”) and the Company.
      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Regulation 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.
      Pursuant to the Merger Agreement, on December 29, 2005, the Purchaser commenced a cash tender offer to acquire all of the Shares (the “Offer”). The Offer is scheduled to expire at 12:00 Midnight on January 27, 2006, unless the Offer is extended. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that, together with the Shares owned by Progress and Offeror, represents at least a majority of the sum of (i) the outstanding shares of Common Stock as of the date of the expiration of the Offer, and (ii) the number of shares of Common Stock issuable pursuant to outstanding options and warrants of the Company that are vested and exercisable as of April 19, 2006 (the “Minimum Condition”). Following the successful completion of the Offer, upon approval by a stockholder vote, if required, the Purchaser will be merged with and into the Company (the “Merger”).
      The information contained in this Information Statement concerning Parent, the Purchaser and the Parent Designees (as defined below) has been furnished to the Company by either Parent or the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.
GENERAL
      The Common Stock is the only class of voting securities of the Company outstanding. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of December 27, 2005, there were 9,569,041 Shares issued and outstanding.

PARENT DESIGNEES
      The Merger Agreement provides that effective upon the acceptance for payment of the Shares pursuant to the Offer, Progress will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board and (ii) the percentage that the number of Shares beneficially owned by Progress (including Shares owned by Purchaser) bears to the total number of Shares then outstanding. Promptly following a request by Progress, the Company shall take all action necessary to cause Progress’s designees to be elected or appointed to the Company Board, including, using its best efforts to seek and obtain resignations of a sufficient number of members of the Company Board in order to effectuate such provisions. The Company shall use its best efforts to cause the Parent Designees to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board (other than as it relates to action which may be taken or is required to be taken by the Continuing Directors (as defined below) pursuant to the Merger Agreement) that represents the same percentage as such individuals represent on the Company Board. The Company’s obligations relating to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act. In connection with the approval of the Offer, the Merger and the Merger Agreement, and contingent and effective upon the acceptance for payment by Purchaser pursuant to the Offer of a number of Shares that satisfies the Minimum Condition (the “Appointment Time”): (i) each of Mark J. Cresswell, Loretta Cross, George H. Ellis and William W. Wilson III have resigned from the Company Board, (ii) the Company Board elected Roger J. Heinen, Jr., Michael L. Mark, Richard D. Reidy and Norman R. Robertson to the Company Board as designees of Progress (the “Parent Designees”), and (iii) contingent and effective upon the effectiveness of the Merger, Richard Holcomb and David F. Cary resigned as members of the Company Board.
      The foregoing notwithstanding, the Merger Agreement further provides that in the event the Parent Designees are elected to the Company Board, at least two directors who were directors on December 19, 2005, the date the Merger Agreement was signed, shall continue to serve on the Company Board until the effectiveness of the Merger (the “Continuing Directors”).
      The following information, which has been furnished to the Company by Parent, sets forth the name, age, present principal occupation or employment and five-year employment history for each of the Parent Designees. Parent has informed the Company that each of such individuals has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each such person is Progress Corporation, 14 Oak Park Drive, Bedford, MA 01730.
      Roger J. Heinen, Jr., age 54, has been a director of Progress since March 1999. Mr. Heinen has since December 1997 been a Venture Partner of Flagship Ventures, a venture capital company. Mr. Heinen formerly served as Senior Vice President, Developer Division, Microsoft Corporation. Mr. Heinen is also a director of ANSYS Inc.
      Michael L. Mark, age 59, has been a director of Progress since July 1987. Mr. Mark is a private investor.
      Richard D. Reidy, age 46, was appointed Vice President, Development Tools in 1996 and was appointed Vice President, Product Development in 1997, Vice President, Products in 1999, Senior Vice President, Products and Corporate Development in 2000 and President, DataDirect Technologies in May 2004. Mr. Reidy joined Progress in 1985.
      Norman R. Robertson, age 57, joined Progress in 1996 as Vice President, Finance and Chief Financial Officer and was appointed Vice President, Finance and Administration and Chief Financial Officer in 1997 and Senior Vice President, Finance and Administration and Chief Financial Officer in 2000.
      Parent has advised the Company that to the best knowledge of Parent, none of the Parent Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of the Parent Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the “SEC”), except as may be disclosed in the Offer to Purchase. None of the Parent Designees has any family relationship with any director or executive officer of the Company.
      Parent has advised the Company that each of the persons listed in the table above is a U.S. citizen, has consented to act as a director, and that none of such persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.
      It is expected that the Parent Designees may assume office at the Appointment Time, which cannot be earlier than January 27, 2006, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Company Board. Parent has informed the Company that it will choose the Parent Designees from the individuals shown in the table to serve on the Company Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The percentage of shares owned provided in the table is based on 9,569,041 shares outstanding as of December 27, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The determination of whether these persons have sole voting and investment power is based on information provided by them. In computing an individual’s beneficial ownership, the number of shares of common stock subject to options held by that individual that are exercisable within 60 days of December 27, 2005 are also deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the beneficial ownership of any other person.
      The following table sets forth certain information regarding beneficial ownership of our common stock as of December 27, 2005 by:

•	each of our directors;

•	Mark J. Cresswell, our principal executive officer, and each of the four other most highly compensated individuals who served as our executive officers at fiscal year end;

•	all individuals who serve as directors or executive officers as a group; and

•	each person who is known by us to own beneficially more than 5% of our common stock.

	Shares Beneficially Owned

Directors, Officers and 5% Stockholders	Number	Percent(1)

Mark J. Cresswell,	295,624	3.0%
President, Chief Executive Officer and a director(2)
Brian D. Helman,	140,374	1.4%
Chief Financial Officer(3)
Chris Garner,	70,215	*
Senior Vice President of Research and Development(4)
Jerry Paladino,	56,250	*
Senior Vice President, Worldwide Sales(5)
Shelby R. Fike,	36,553	*
Senior Vice President and General Counsel(6)
Richard Holcomb,	93,174	*
director(7)
George H. Ellis,	66,874	*
director(8)
David F. Cary,	34,374	*
director(9)
Loretta Cross,	34,374	*
director(10)
William W. Wilson III,	5,728	*
director(11)
John J. Moores,	4,202,568	44.0%
stockholder(12)
Lloyd I. Miller, III,	496,257	5.2%
stockholder(13)
All executive officers and directors as a group (10 Persons)(14)	834,040	8.0%

*	Less than 1%

(1)	The percentage of ownership calculations (other than as declared in footnote 13) is based on 9,569,041 shares issued and outstanding on December 27, 2005.

(2)	Includes 295,624 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable within 60 days of December 27, 2005.

(3)	Includes 140,374 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005.

(4)	Includes 70,215 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable within 60 days of December 27, 2005.

(5)	Includes 56,250 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005.

(6)	Includes 36,553 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005. These shares do not include 150 shares held indirectly through a family member over which Mr. Fike does not share voting control.

(7)	Includes 79,374 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005.

(8)	Includes 66,874 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005.

(9)	Includes 34,374 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005.

(10)	Includes 34,374 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005.

(11)	Includes 5,728 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005. Does not include the warrant to acquire 1,125,000 shares of NEON common stock issued to CSFT Holdings, Inc., in consideration of NEON’s acquisition of ClientSoft, Inc. Mr. Wilson is the President and CEO and is a stockholder and director of CSFT Holdings, Inc.

(12)	Includes 744,265 shares of common stock owned by various family trusts for which Mr. Moores serves as trustee, as to which Mr. Moores disclaims beneficial ownership. Includes 10,000 shares of common stock owned by JMI Services, Inc. Mr. Moores address is c/o JMI, Inc., 12680 High Bluff Dr., Suite 200, San Diego, CA 92130.

(13)	Includes 277,516 shares of common stock for which Mr. Miller shares voting and dispositive power as an investment advisor to the trustee of a certain family trust. Mr. Miller’s address is 4550 Gordon Drive, Naples, Florida 34102.

(14)	Includes 833,540 shares of common stock issuable upon exercise of outstanding stock options that are presently exercisable or will become exercisable within 60 days of December 27, 2005. Does not include shares held by 5% or greater stockholders.
COMPANY BOARD
      The names of the current directors, their ages as of December 27, 2005 and certain other information about them are set forth below. As indicated above, Mark J. Cresswell, Loretta Cross, George H. Ellis and William W. Wilson III have resigned contingent and effective upon the Appointment Time. Each director is a U.S. citizen and there are no family relationships among any of our directors, officers or key employees.
      Mark Cresswell, age 40, NEON’s President since March 2003 and its Chief Executive Officer since June 2004, joined NEON Systems in October 2001 as Vice President and General Manager of the Shadow group. Effective, June 15, 2004, the Company Board appointed Mr. Cresswell to the Company Board. Mr. Cresswell joined NEON from Framesoft, an investment banking software company based in Switzerland. Prior to Framesoft, Mr. Cresswell joined NEON Systems in 1995 serving as Managing Director of the United Kingdom (UK) and Benelux operations. As one of NEON Systems’ first international employees, Mr. Cresswell was in charge of managing the UK operations for NEON for 5 years. Prior to joining NEON, Mr. Cresswell has held various senior positions with several high-tech organizations. Mr. Cresswell is qualified in Pure and Applied Mathematics from Westcliff College in England.
      George H. Ellis, age 56, has served as a director of NEON since January 2000 and as the Presiding Director since September 2003. Mr. Ellis has been Chairman and Chief Executive Officer of SoftBrands, Inc., a global supplier of enterprise-wide software, since December 2001. From October 2001 to confirmation of its plan of reorganization under Chapter 11 of the Bankruptcy Code in August 2002, Mr. Ellis was Chairman and Chief Executive Officer of AremisSoft Corporation, a software company and a predecessor to SoftBrands. Mr. Ellis, who served on the Board of Directors of AremisSoft from April 1999 until February 2001, accepted the position at AremisSoft to assist in the reorganization. Mr. Ellis also served as Executive Vice President and Chief Operating Officer of the Communities Foundation of Texas from February 2000 until October 2001. Mr. Ellis served as Chief Financial Officer of Sterling Software, Inc. from 1985 through June 1996, and held a similar position with Sterling Commerce, Inc. from February 1996 through June 1996. From 1996 through 1999, Mr. Ellis was a full time law student and a business consultant providing consulting services to various technology-related companies. During this time he was also a Founder and Managing Director of Chaparral Ventures, Ltd., a Dallas-based venture capital firm focused on electronic commerce investment. Mr. Ellis currently is a member of the Board of Advisors to the law school at Southern Methodist University and the Advisory Board of the Entrepreneurs Foundation of North Texas. Mr. Ellis also serves on the board of directors and as the audit committee chairman of PeopleSupport, Inc., a Nasdaq listed software company. Mr. Ellis is a Certified Public Accountant and an attorney in the State of Texas. Mr. Ellis holds a B.S. in Accounting from Texas Tech University and a J.D. from Southern Methodist University.
      Richard Holcomb, age 43, has served as a director of NEON since May 1993 and as Chairman of the Special Committee (reconstituted as the Nominating & Governance Committee) since its inception. In March 2003, Mr. Holcomb co-founded StrikeIron, a web services technology company, and since that time has served as its chief executive officer and chairman. Prior to founding StrikeIron, Mr. Holcomb served as the interim CEO of GadgetSpace and oversaw its acquisition by Infonic in 2001. In 1995 Mr. Holcomb co-founded HAHT Commerce, an e-commerce application provider, and served as its Chief Executive Officer and Chairman from 1995 until 2001. Prior to 1995, Mr. Holcomb co-founded Q+E Software, a privately held supplier of client/server database access technology, in 1986 and from 1986 through 1994 served as its Chief Executive Officer, President and Chairman. Q+E Software was acquired by Intersolv in 1994. Mr. Holcomb serves on several public advisory boards, including the North Carolina State University Graduate School Board of Advisors, the North Carolina Electronics and Information Technology Association (NCEITA), the Council for Entrepreneurial Development (CED) and is a former appointed member of the North Carolina Information Resources Management Commission. Mr. Holcomb is also a director of three privately-held software companies. Mr. Holcomb holds a B.S. degree in Computer Science from the University of South Carolina and an M.S. in Computer Science from North Carolina State University.
      David F. Cary, age 50, was appointed to the Company Board as a director and as a member of the Audit Committee on December 5, 2002. On July 25, 2003, Mr. Cary was appointed the Chairman of the Audit Committee of NEON. Until mid-2005, Mr. Cary served as the Chief Executive Officer and a member of the board of directors of Sun Hill Software, Inc., an enterprise software company. Mr. Cary joined a predecessor of the Company in March 2003. Prior to joining Sun Hill, Mr. Cary served in various consulting and advisory positions in the software business from May 1999. Mr. Cary was the Chief Financial Officer of i2 Technologies, Inc. from June 1992 to May 1999 and has served on the board of directors of Factory Logic, Inc. since July 2000. Mr. Cary is a Certified Public Accountant and holds a B.S. in Accounting from San Francisco State University and an M.B.A. from Southern Methodist University.
      Loretta Cross, age 49, was appointed to the Company Board as a director and a member of the Audit Committee on December 5, 2002. On July 25, 2003, Ms. Cross was appointed to the NEON

Compensation Committee and named its Chairman. Since May 2004, Ms. Cross has served as Managing Director for Alvarez & Marsel, a consulting firm. Prior to May 2004, Ms. Cross was the Senior Managing Director for FTI Consulting, Inc., a public consulting firm, since its acquisition of the U.S. Business Recovery Services Division of PricewaterhouseCoopers in September 2002. From 1991 to August 30, 2002, Ms. Cross served as a Partner with PricewaterhouseCoopers, LLP. Before joining PricewaterhouseCoopers LLP, Ms. Cross was with Ernst & Young LLP and Touche Ross & Co. LLP. Since January 1, 2002, Ms. Cross has served as a director of the Texas Gulf Coast Lupis Foundation and Turnaround Management Association, both non-profit organizations. Ms. Cross is a Certified Public Accountant and holds a B.B.A. in accounting from University of Texas at Austin.
      William W. Wilson III, age 45, joined the Company Board as a director on December 13, 2004 in connection with NEON’s acquisition of ClientSoft, Inc. Mr. Wilson is the President and CEO and a director of CSFT Holdings, Inc. Prior to joining the Company’s Board as a director, Mr. Wilson served as President and Chief Executive Officer of ClientSoft since April 2000. He came to ClientSoft from Marsh, a risk, insurance and professional services firms, where he served as Managing Director and Chief Information Officer of the firm’s global operations. At Marsh, he was responsible for worldwide technology strategy, planning and execution. Mr. Wilson served as Principal with Johnson & Higgins before that company was acquired by Marsh & McLennan in 1997. He started at Johnson & Higgins in 1982 as an Associate, and was promoted to Assistant Vice President in 1987. He led the Risk Management Services Department until 1990, when he transferred to J&H’s Information Systems department. Mr. Wilson was promoted to Vice President in 1992. Mr. Wilson has a B.S. in Finance and Accounting from Miami University in Oxford, Ohio and an M.B.A. in Finance from Xavier University, Cincinnati, Ohio. He also received the Associates in Risk Management degree.
STATEMENT OF CORPORATE GOVERNANCE
      The Company Board held a total of four regular meetings and six special meetings in fiscal 2005. The Company Board held a total of three regular meetings and 16 special meetings in fiscal 2006. All directors attended at least seventy-five percent (75%) of all of the meetings held by the Company Board and meetings held by committees of the Company Board on which that director served.
      NEON also believes that communication between its stockholders and the members of the Company Board is enhanced by the opportunity for personal interaction at the NEON Annual Meeting of Stockholders. Accordingly, NEON encourages the members of the Company Board to attend the Annual Meeting of Stockholders whenever possible. At the Annual Meeting of Stockholders held on September 20, 2004, four of the five members of the Company Board were in attendance. At the Annual Meeting of the Stockholders held on September 19, 2005, all of the members of the Company Board were in attendance.
      The Company Board considers all major decisions. The Company Board has established three standing committees, an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, so that certain areas can be addressed in more depth than may be possible at a full Company Board meeting.
      Audit Committee. The Audit Committee selects and hires NEON’s independent auditors, reviews the results and scope of the audit and other accounting related services and reviews and evaluates NEON’s internal control functions. The Audit Committee operates under an Audit Committee Charter adopted on December 5, 2002, a copy of which was filed as an exhibit to NEON’s Form 10-K/A filed with the SEC on July 29, 2005. Members of the Audit Committee in the fiscal year ended March 31, 2005 included George H. Ellis, David F. Cary, and Loretta Cross, all of whom were considered “independent” directors by the Company Board. On July 25, 2003, David F. Cary was appointed to be the Chairman of the Audit Committee for the fiscal year ending March 31, 2004 and he has since been re-appointed the Audit Committee Chairman for the fiscal years ending March 31, 2005 and March 31, 2006. Mr. Cary has also been named NEON’s financial expert by his fellow Audit Committee members and the Company Board.

      The Audit Committee met and/or took action six times during fiscal 2005. A copy of the Audit Committee Charter may be found on the “Company” page of our website, www.neonsys.com.
      Compensation Committee. The Compensation Committee makes recommendations to the Company Board concerning salaries and incentive compensation for our executive officers and directors and administers our 1993 Stock Option Plan, the Stock Option Plan for Non-Employee Directors, the 1999 Long-Term Incentive Plan, the 2002 Stock Plan and the 2002 Director Stock Option Plan. Members of the Compensation Committee during fiscal 2005 were Richard Holcomb and Loretta Cross, each of whom were considered “independent” directors by the Company Board. Ms. Cross has served as the Chairman of the Compensation Committee since July 2003. The Compensation Committee met and/or took action four times during fiscal 2004. The Compensation Committee approved a Compensation Committee Charter on August 11, 2005, a copy of which may be found on the “Company” page of our website, www.neonsys.com.
      Nominating and Governance Committee. On May 4, 2005, the Board of Directors discontinued the Special Committee originally formed to review conflicts of interest and related party transactions and reconstituted such committee as a Nominating and Governance Committee. The members of the Nominating and Governance Committee include Richard Holcomb, George Ellis and Dave F. Cary, all of whom were considered “independent” directors by the Company Board. Mr. Holcomb, the former chairman of the Special Committee, was appointed to be the Chairman of the Nominating and Governance Committee. A Nominating and Governance Committee Charter was adopted on August 11, 2005, a copy of which may be found on the “Company” page of our website, www.neonsys.com. The Special Committee met two times during fiscal 2005. The Nominating and Governance Committee did not meet during fiscal 2005.
      The Nominating and Governance Committee will consider nominees recommended by Company stockholders provided that such recommendations are submitted to the Company which must be so delivered or received after public disclosure of the date of the annual meeting is given or made to stockholders but not later than the close of business on the 10th day following the earlier of (i) the day on which such notice of the date of the annual meeting was mailed or (ii) the day on which such public disclosure was made. Such notice must set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, (a) the name and address of the stockholder as appearing on the corporation’s books, of such stockholder and any other stockholders known by such stockholder to be supporting such nominee(s), (b) the class and number of shares of the Company owned by such stockholder or beneficial owner, if any, and each stockholder supporting such nominee(s), and (c) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or proxy at the meeting to nominate the person(s) specified in the notice.
AUDIT COMMITTEE REPORT
      Composition. The Audit Committee of the Company Board in the fiscal year ended March 31, 2005 was composed of three directors, George Ellis, Loretta Cross and Dave Cary, all of whom were independent directors as defined by Nasdaq rules. Mr. Cary was named the Audit Committee’s financial expert as required by Nasdaq rules, and the Audit Committee operated under a written charter adopted by the Company Board, a copy of which was attached as Exhibit A to the proxy statement for our 2002 annual meeting held in February 2003 and was re-filed as an exhibit on our Form 10-K/ A filed with the SEC on July 29, 2005. The members of the Audit Committee are George H. Ellis, David F. Cary, and Loretta Cross, with Mr. Cary serving as its Chairman.

      Responsibilities. The responsibilities of the Audit Committee include selecting and hiring an accounting firm to be engaged as our independent registered public accounting firm. The independent registered public accounting firm is responsible for performing an independent audit of NEON’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report thereon. The Audit Committee’s responsibilities include the oversight of NEON’s financial reporting process, system of internal controls and corporate compliance process.
      Review with Management and Independent Accountants. In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm, including discussions regarding the audited consolidated financial statements. Management has represented to the Audit Committee that NEON’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee has also conducted quarterly executive sessions with the independent registered public accounting firm to discuss such financials statements and the performance of NEON’s management outside the presence of such management. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.”
      NEON’s independent registered public accounting firm also provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and the Audit Committee discussed with the independent accountants, KPMG LLP, the firm’s independence.
      Summary. Based upon the Audit Committee’s discussions with management and the independent registered public accounting firm and the Audit Committee’s review of the representations of management, and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the Company Board include the audited consolidated financial statements in NEON’s Annual Report on Form 10-K for the year ended March 31, 2005, as filed with the SEC on June 29, 2005.

Submitted by the Audit Committee,

David F. Cary, Chairman
George H. Ellis
Loretta Cross
COMPENSATION OF DIRECTORS
      Prior to September 22, 2003, each of our non-employee directors was monetarily compensated for serving as a member of the Company Board. Each of the non-employee directors received a fee of $1,000 for each of the Company Board meetings and committee meetings that they attended. On August 11, 2003, directors not seeking re-election at the September 22nd annual meeting approved a change in director compensation, to be effective as of the adjournment of the annual meeting to be held September 22, 2003. Pursuant to such change, beginning September 23, 2003, all non-employee directors receive an annual fee of $20,000, paid on a quarterly basis. The fee for attending Company Board meetings remains $1,000 per meeting. The fee for attending committee meetings was reduced from $1,000 per meeting to $500 per meeting. The presiding director of the Board also receives an additional $10,000 fee, paid quarterly, and the Chairman of each Committee receives an additional $5,000 fee, paid quarterly. In fiscal year 2005, the Company Board met 10 times, the Audit Committee met six times, the Compensation Committee met four times, and the Special Committee met two times. In addition, in the fiscal year ended March 31, 2005 and thereafter, directors may now participate in NEON’s health benefit plans, which are available to all employees, officers and directors of NEON.
      In 1999 we adopted the Stock Option Plan for Non-Employee Directors for compensation of our non-employee directors and reserved 100,000 shares of our common stock for issuance thereunder. Under such plan, non-employee directors on the Company Board would be granted an option to purchase 7,500 shares of our common stock in connection with their respective appointments to our Board. The options granted under the Stock Option Plan for Non-Employee Directors vest equally in 33 1/3% increments on the date of each successive annual meeting during the three-year period following the date of grant.
      At the annual meeting commenced on March 26, 2002 and reconvened on April 5, 2002, the 2002 Director Option Plan was approved by our stockholders to replace the Stock Option Plan for Non-Employee Directors. Each current non-employee director who was serving on the Company Board immediately following the Annual Meeting of Stockholders commenced on March 26, 2002 and who served on the Company Board in any of the last three fiscal years ended March 31, 2001, received a one-time initial “Election” option grant to purchase 12,500 shares of common stock for each of such three previous fiscal years, up to a maximum grant of 37,500 shares of common stock of NEON. Non-employee directors subsequently joining the Company Board, whether by appointment or election, receive a one-time initial “Election” option grant to purchase 12,500 shares of common stock under the 2002 Director Option Plan. The Election options granted under the 2002 Director Option Plan vests equally in quarterly increments during the three-year period following the date of grant.
      Additionally, all non-employee directors serving on the Company Board immediately following any subsequent annual meeting of stockholders after the adoption of the 2002 Director Option Plan who have served as a director of NEON for at least the preceding six months will receive an “Annual” grant of an option to purchase 12,500 shares of common stock under the 2002 Director Option Plan. The Annual options granted will vest equally in quarterly increments during a two-year period following the date of grant.
      All stock options granted pursuant to the Stock Option Plan for Non-Employee Directors are non-qualified stock options and will remain exercisable for a period of ten years from the date of grant or, if sooner, six months after the option holder ceases to be a director of NEON. In the event of a change in control of NEON or certain other significant events, all options outstanding under the Stock Option Plan for Non-Employee Directors would terminate, provided that immediately before the effective date of such transaction each holder of an outstanding option under the Stock Option Plan for Non-Employee Directors would be entitled to purchase the total number of shares of common stock that such option holder would have been entitled to purchase during the entire remaining term of the option.
      All stock options granted pursuant to the 2002 Director Option Plan are and will be nonqualified stock options and will remain exercisable for a period of ten years from the date of grant. If a non-employee director’s status as a director terminates for any reason (excluding death and disability), then all options held by him or her under the 2002 Director Option Plan will expire three months following the termination. If the non-employee director’s status as a director terminates due to death or disability, then all options held by him or her under the 2002 Director Option Plan expire twelve months following the termination. In the event of any proposed dissolution or liquidation of NEON, any unexercised option would terminate immediately prior to the consummation of such proposed action. In the event of our merger or the sale of substantially all of our assets, each option may be assumed or an equivalent option substituted for by the successor corporation. If following such assumption or substitution a non-employee director’s status as a director terminates other than by his or her voluntary resignation, the option will become fully vested and exercisable. If the successor corporation does not agree to assume or substitute for the option, each option will become fully vested and exercisable for a period of 30 days from the date the

Company Board notifies the non-employee director of that the option is fully vested and exercisable, after which the option will terminate.
EXECUTIVE OFFICERS
      Our executive officers, their ages as of December 27, 2005, and certain additional information about them are as follows:

Name	Age	Position

Mark J. Cresswell	40	President and Chief Executive Officer
Brian D. Helman	35	Chief Financial Officer and Secretary
Chris Garner	50	Senior Vice President of Research & Development
Shelby R. Fike	46	Senior Vice President and General Counsel
Jerry Paladino	51	Senior Vice President of Worldwide Sales
Robert Evelyn	46	Senior Vice President of Strategy and Solutions
      Mark J. Cresswell, see Director Biography.
      Brian D. Helman, age 35, joined NEON Systems in May 2002 as Vice President of Finance and became NEON’s Chief Financial Officer in June of 2002. Prior to joining NEON Systems, Mr. Helman served as vice president of finance and business planning for NetSpeak Corporation, a publicly held global provider of telecommunications software. Prior to joining NetSpeak Corporation in 1996, Mr. Helman worked in the audit practice of Deloitte & Touche, LLP. Mr. Helman is a certified public accountant and holds a Bachelor of Science degree in finance from the University of Florida.
      Chris Garner, age 50, was promoted to Senior Vice President of Research and Development in December 2004. Mr. Garner joined NEON Systems in July 2002 as a Director of Development, and served as NEON’s Vice President of Research and Development since February 2003. Prior to NEON Mr. Garner served as the Vice President of Research and Development at Altra Energy Technologies/ Caminus Corporation, an energy trading and management software company based in Houston and New York. Prior to Altra, Mr. Garner was with BMC Software as the Director of Development in the Patrol division. Mr. Garner has held various senior positions with several high-tech organizations in both R&D and Product Management roles.
      Jerry Paladino, age 51, was promoted to Senior Vice President of Worldwide Sales in January 2005. Mr. Paladino joined NEON Systems as Vice President of Sales in 2003 and was promoted to Senior Vice President of Sales in December 2004. Prior to joining NEON, he was managing partner and a founding member of Product Operations, a management consulting organization focused on sales methodology and team development. From 1993 until 2001, Mr. Paladino held management positions, including Vice President of Sales for the DataDirect Division and Vice President of Inside Sales and Channels, at MERANT (formerly INTERSOLV), a supplier of enterprise development software and connectivity middleware. Prior to joining MERANT, he held management positions in Customer Support, Systems Engineering, and Marketing at LEGENT Corporation. Mr. Paladino holds a Master of Science in Engineering from the University of Arkansas.
      Shelby R. Fike, age 46, was promoted to Senior Vice President and General Counsel in December 2004. Mr. Fike has served as NEON’s Vice President and General Counsel since September 30, 2002 and has served NEON as a corporate attorney since May 2001. Prior to joining NEON, Mr. Fike served as corporate counsel and director of legal services for NetIQ Corporation from May 2000 to May 2001. Prior to joining NEON Mr. Fike also held corporate counsel positions with Mission Critical Software, Inc., from August 1998 to its acquisition by NetIQ Corporation in May 2000 and with Learmonth & Burchett Management Systems Plc and BSG Consulting, Inc. Mr. Fike started his legal career as an associate attorney with Porter & Clements, P.C., and then with Keck Mahin & Cate, LLC in their Corporate/ M&A sections. Mr. Fike holds a Bachelor of Arts degree in Education from Texas Lutheran College and a J.D. degree from Baylor University School of Law.
      Robert Evelyn, age 46, has served as Senior Vice President of Strategy and Solutions for NEON Systems, Inc. since December 13, 2004. Previously, Mr. Evelyn was SVP and Chief Operations Officer of ClientSoft. Prior to ClientSoft, Mr. Evelyn was President of TOC Global Communications, a Miami-based wireless technology service provider. While with TOC, he was a key architect and instrumental in combining open-based wireless technologies to deliver easy-to-use competitive solutions. Mr. Evelyn was also employed with IBM for 13 years where he was involved in various engineering and field implementation projects. During his last five years at IBM, Mr. Evelyn was involved in the development of mobile and wireless technology and solutions. Mr. Evelyn has a Bachelor of Science in Management Information Systems from Barry University in Miami, Florida.
EXECUTIVE COMPENSATION AND OTHER MATTERS
      The following table sets forth for the fiscal years indicated the compensation earned by Mark Cresswell, our President and Chief Executive Officer, and each of our four most highly compensated executive officers who were serving as officers at the end of the fiscal year ended March 31, 2005 (collectively, the “Named Executive Officers”):
SUMMARY COMPENSATION TABLE(1)

					Long-Term Compensation

					Awards		Payouts

		Annual Compensation				Securities
						Underlying
Name and Principal				Other Annual	Restricted Stock	Options/	LTIP	All Other
Position(a)	Year	Salary ($)	Bonus	Compensation ($)	Award(s) ($)	SARs (#)	Payouts ($)	Compensation ($)

Mark J. Cresswell(2)	2005	300,000	150,000	—	—	100,000	—	—
President and Chief Executive	2004	300,000	—	—	—	170,000	—	—
Officer	2003	300,000	—	—	—	200,000	—	—
Brian D. Helman(3)	2005	206,250	75,000	—	—	—	—	—
Chief Financial Officer	2004	180,000	40,000	—	—	94,000	—	—
	2003	150,000	—	49,424	—	100,000	—	—
Chris Garner	2005	168,333	40,000	—	—	15,949	—	—
Sr. Vice President of Research	2004	160,000	10,492	—	—	13,300	—	—
and Development	2003	96,141	9,260	—	—	66,000	—	—
Jerry Paladino(4)	2005	160,000	284,827	—	—	40,000	—	—
Sr. Vice President of	2004	38,440	16,011	8,562	—	60,000	—	—
Worldwide Sales	2003	—	6,250	—	—	—	—	—
Shelby R. Fike	2005	160,000	40,000	—	—	—	—	—
Sr. Vice President and	2004	160,000	20,000	—	—	6,361	—	—
General Counsel	2003	147,187	6,250	—	—	17,300	—	—

(1)	The compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers that are available generally to all of our salaried employees, and may not include certain perquisites and other personal benefits received by the Named Executive Officers that do not exceed the lesser of $50,000 or ten percent (10%) of any such officer’s salary and bonus disclosed in the table.

(2)	Mr. Cresswell rejoined NEON in October 2001 at an annual salary of $300,000. In October 2003, the Compensation Committee of the Company Board conducted a compensation review and based on the recommendations of the independent firm conducting such compensation review set Mr. Cresswell’s compensation for the fiscal year ended March 31, 2004 at an annual salary of $300,000 with an annual bonus of $150,000 per year conditioned on Mr. Cresswell’s achievement of the individual and company goals set by the Board.

(3)	Mr. Helman joined NEON in May 2002. In connection with Mr. Helman’s relocation to Houston, NEON reimbursed $49,424 in relocation expenses incurred by Mr. Helman.

(4)	Mr. Paladino was paid commission of all license fees and maintenance fees received by NEON for transactions in North America as NEON’s senior vice president of North American Sales.

Option Grants In Last Fiscal Year
      The following table sets forth each grant of stock options made during the fiscal year ended March 31, 2005 to the Named Executive Officers:

					Potential Realizable
					Value at Assumed
					Annual Rates of Stock
	Number of	Percent of Total			Price Appreciation for
	Securities	Options Granted to	Exercise or		Option Term(4)
	Underlying	Employees in	Base Price	Expiration
Name	Options Granted	Fiscal Year(1)	($/Sh)(2)	Date(3)	5% ($)	10% ($)

Mark J. Cresswell(3)	100,000	10.8%	$3.56	05/10/14	522,273	839,429
Jerry Paladino(3)	40,000	4.3%	$3.56	05/10/04	220,909	335,772
Chris Garner(3)	15,949	1.7%	$3.21	11/03/14	88,802	133,881

(1)	Based on a total of 922,249 options granted during the fiscal year ended March 31, 2005. During the fiscal year ended March 31, 2005, 524,113 outstanding options were forfeited.

(2)	The option exercise price for the common stock is based on the fair market value on the date of grant as determined pursuant to the terms of the 1999 Stock Plan and the 2002 Stock Plan.

(3)	Options granted have a ten-year term and vest over a four-year period with one-fourth of the options vesting one year from the date of grant and one forty-eighth of the options vesting each month thereafter. Options may terminate before their expiration date upon death, disability or termination of employment of the optionee.

(4)	In accordance with the rules of the SEC, shown are the gains or “option spreads” that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed compound rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future prices of our common stock.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year End Option Values
      The following table sets forth, for each of the Named Executive Officers, information concerning the number of shares received during fiscal 2005 upon exercise of options and the aggregate dollar amount received from such exercise, as well as the number and value of securities underlying unexercised options held on March 31, 2005.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		in-the-Money Options at
	Shares		Fiscal Year-End (#)		Fiscal Year-End ($)(1)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Mark J. Cresswell(2)	—	—	112,499	257,501	—	—
Brian D. Helman(2)	—	—	43,750	150,250	—
Chris Garner(2)	—	—	41,250	53,999	—	—
Jerry Paladino(2)	—	—	37,499	62,501	—	—
Shelby R. Fike(2)	—	—	27,400	16,261	—	—

(1)	Based on the difference between the option exercise price and the closing sale price of $3.54 of our common stock as reported on the Nasdaq National Market on March 31, 2005, the last trading day of our 2004 fiscal year, multiplied by the number of shares underlying the options, no current options issued to executive officers are “in-the-money” options except as noted.

(2)	Options granted have a ten-year term and vest over a four-year period with one-fourth of the options vesting one year from the date of grant and one forty-eighth of the options vesting each month thereafter. Options may terminate before their expiration date upon death, disability or termination of employment of the optionee.
Employment Contracts And Termination Of Employment And Change In Control Arrangements
      The NEON Stock Plans provide that in the event of a merger of NEON with or into another corporation, a change in control of NEON, or a sale of substantially all of the assets of NEON, each outstanding option and stock purchase right will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option or stock purchase right, NEON optionees will fully vest in and have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be vested or exercisable. If an option or stock purchase right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or Change in Control, the NEON Plan Administrator must notify the Optionee in writing or electronically that the option or stock purchase right will be fully vested and exercisable for a period of at least fifteen (15) and not more than thirty (30) days from the date of such notice, and the option or stock purchase right shall terminate upon the expiration of such period if unexercised.
      In connection with their initial employment offers, NEON entered into change of control severance arrangements with Brian D. Helman and Shelby R. Fike.
      In October 2003, the Company Board engaged KPMG to do a review of the compensation of the executive officers and to prepare a compensation study to be delivered to the Compensation Committee. Based on the recommendations derived from the compensation study, the Compensation Committee recommended that the Company Board establish a new compensation plan for the executive officers and negotiate standardized employment agreements with such officers which contain non-compete protection for NEON. In January 2004, each of the then-current executive officers of NEON entered into an Executive Employment Agreement with NEON. Such Executive Employment Agreement provides the following: (i) severance on termination without cause of six months’ total compensation (twelve months for Mr. Helman); and (ii) in the event of a change in control of NEON, (a) acceleration of the vesting on unvested options and (b) if such executive officer’s employment is terminated or constructively terminated, payment of severance in the amount of six months’ total compensation (twelve months for Mr. Helman).
      On May 26, 2005, the Compensation Committee amended the employment agreements of Mark Cresswell, NEON’s President and Chief Executive Officer, and Shelby R. Fike, NEON’s Senior Vice President and General Counsel, to increase the severance amount referenced above to twelve months’ total compensation and to clarify the severance payments on constructive termination on a change in control. Such amendments to the employment agreements for Mr. Cresswell and Mr. Fike with respect to the change in severance were in addition to the amendments to the employment agreements of Messrs. Cresswell, Helman, Fike, Garner, Paladino and Evelyn with respect to the addition of an “involuntary termination.”
      Insurance and Indemnification. Following the Effective Time, Progress has agreed to, and has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”) to, fulfill and honor the obligations of the Company pursuant to any indemnification agreements between the Company and its present and former directors and officers and any other employee of the Company (the “Indemnified Parties”) and any indemnification provisions set forth in the Company’s organizational documents as in effect on the date of the Merger Agreement, in each case to the full extent permitted by applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by law.
      Progress has also agreed that for a period of six years after the Effective Time, it will cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement in an amount and on terms no less favorable than those applicable to such current directors and officers of the Company. Notwithstanding the foregoing, Progress shall not be required to pay more than $275,000 for such coverage, and may limit the coverage to the maximum coverage that can be obtained for a $275,000 premium.
      Employee Stock Options. Pursuant to the Merger Agreement, effective upon the Appointment Time, all of the outstanding options will be canceled, and the holder of options with an exercise price less than the Offer Price (whether or not vested or exercisable) (“In-the-Money Options”) will be entitled to receive a cash payment equal to the product of (i) the total number of Shares issuable pursuant to such In-the-Money Options, and (ii) the excess of $6.20 over the applicable exercise price per share. As a result, assuming none of the directors or executive officers exercised any options after December 27, 2005, the executive officers and directors will be entitled to receive a payment of $3,497,741 in the aggregate for all In-the-Money Options held by such executive officers and directors.
COMPENSATION COMMITTEE REPORT
      Decisions on compensation of our executive officers generally are made by the Compensation Committee of the Company Board. The members of the Compensation Committee for NEON in the fiscal year ended March 31, 2005 were Richard Holcomb and Loretta Cross. Ms. Cross serves as the Chairman of the Compensation Committee. Each member of the Compensation Committee is a non-employee director. All decisions by the Compensation Committee relating to compensation of our executive officers are reviewed by the Company Board. Decisions with respect to awards under certain of NEON’s employee benefit plans are made solely by the Compensation Committee in order for such awards to satisfy applicable legal and regulatory considerations. Despite this fact, the full Company Board often reviews and ratifies the award of options to employees, especially awards to executive officers. Set forth below is a report prepared by Mr. Holcomb and Ms. Cross in their capacity as the Compensation Committee addressing our compensation policies for fiscal 2005 as they affected our executive officers.
      Compensation Philosophy. In October 2003, the Compensation Committee requested that the Audit Committee authorize KPMG to conduct a compensation study with respect to NEON’s compensation of its executive officers as compared to similarly situated officers at similarly situated companies. Upon delivery of the results of the compensation study, the Compensation Committee made recommendations to all of the non-employee, independent members of the Company Board, with Mark Cresswell not participating with respect to recommending revised compensation packages for each executive officer. For the fiscal years 2004 and 2005, the Compensation Committee’s executive compensation packages were designed to provide a competitive base salary complemented with competitive bonus programs based on the mid-range results for executives in similarly situated companies for each specific position held by such executive officer as reflected by the compensation study. The packages also included some additional equity incentive awards to reward those executives whose equity compensation fell below the mid-range competitive levels of compensation when compared with similar positions at companies similarly situated as reflected in the compensation study, thus integrating pay and equity compensation with the Company’s annual and long-term performance goals and assisting NEON in attracting and retaining qualified executives. Targeted levels of total executive compensation were generally set at levels that the Compensation Committee believed to be consistent with others in NEON’s industry as reflected by the compensation study. In the fiscal year 2005, the Compensation Committee also reinstated performance bonuses to reward executive officers for above average corporate performance and recognize individual initiatives and achievement.
      Grant of Stock Awards. The Compensation Committee endorses the position that stock ownership by management and performance-based compensation arrangements are beneficial in aligning management’s and stockholders’ interests in the enhancement of stockholder value and helps to attract and retain these persons, and takes this factor into account in designing the compensation packages of the Company’s executive officers. Under our 2002 Stock Plan, NEON may grant non-qualified stock options, stock purchase rights and incentive stock options to employees of NEON and its subsidiaries. Options are exercisable over a period of time in accordance with the terms of option agreements entered into at the time of the grant. Stock options provide value to the recipients only if and when the market price of NEON’s common stock increases above the option grant price. Stock acquired pursuant to a stock purchase right provides value to the recipient if, at the time of its vesting, the market price of NEON’s common stock exceeds the recipient’s purchase price for the stock.
      Base Salary and Incentive Bonus Compensation. In addition to stock-based awards in the form of option grants, the Compensation Committee proposes two components of NEON’s non-stock-based compensation program. First, executive officers will receive an annual base salary, which is believed to be competitive with the mid-range level for similar positions at similar companies in the industry. Second, executive officers will be eligible to receive an annual bonus comprised of (i) an amount, up to a maximum established amount per year, awarded based upon the executive’s meeting and exceeding established performance and other corporate goals set by the Compensation Committee, and/or (ii) an amount equal to a percentage based upon NEON’s financial performance. All current bonus awards are based on fiscal year results and are payable annually on the achievement of annual goals or Progress in achievement of such goals which is satisfactory to the Board. In connection with NEON’s executive team performance in the fiscal year ended March 31, 2005, the Compensation Committee voted to approve bonuses for executive officers at fifty percent (50%) of each individual executive officer’s annual bonus target. The Compensation Committee believes the principal components of NEON’s compensation plan will be commensurate with others in the industry.
      Fiscal 2005 Chief Executive Officer Compensation. For the fiscal year ended March 31, 2005, the Compensation Committee considered several factors in establishing Mr. Cresswell’s compensation package, including compensation practices in the industry, performance level, contributions toward achievement of strategic goals and NEON’s overall financial and operating success. Effective in October 2003, the Compensation Committee and the full Company Board approved an executive compensation plan setting Mr. Cresswell’s annual compensation at a base salary of $300,000 and authorizing an annual bonus, subject to the satisfactory achievement of individual and company goals, of $100,000. The Compensation Committee determined that such compensation package was commensurate with the policies set forth above for setting the compensation of our principal executive officer and is consistent with similar positions at similar companies in the industry. In June 2004, the Company Board promoted Mark Cresswell to the position of Chief Executive Officer At such time, Mr. Cresswell was awarded a grant of 100,000 additional stock options under the 2002 Stock Plan with standard vesting terms as previously described above and Mr. Cresswell’s bonus allocation was increased to $150,000. In May 2005, Mr. Cresswell was awarded a grant of 60,000 additional stock options under the 2002 Stock Plan with standard vesting terms. In addition, Mr. Cresswell’s employment agreement was amended to reflect an increased severance amount of twelve months total compensation in the event Mr. Cresswell’s employment is terminated without cause or involuntarily or constructively terminated due to a Change in Control of NEON. No additional change has been made to Mr. Cresswell’s compensation plan as of the date of this Information Statement.

      Limit on the Deductibility of Executive Compensation. In 1993, Congress amended the Internal Revenue Code to add Section 162(m). Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to specified executive officers to $1,000,000 per officer in any one year. Compensation, which qualifies as performance-based compensation, does not have to be taken into account for the purposes of this limitation. The Compensation Committee intends to recommend action in connection with NEON’s benefit plans and salary and bonus policies to address this issue if and when circumstances require.

Submitted by the Compensation Committee,

Loretta Cross, Chairman
Richard Holcomb
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
      Since July 25, 2003, the Compensation Committee members have been Richard Holcomb and Loretta Cross. Neither of these directors has served as officers or employees of NEON or any of its subsidiaries prior to or while serving on NEON’s Compensation Committee. There are no interlocking directorates involving any of the executive officers or directors of NEON.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      Certain former members of the Company Board and certain former executive officers of NEON were stockholders and/or directors in other companies with which NEON had business relationships. Transactions between NEON and these other companies have been described in the “Related Party Transactions” disclosure in our Form 10-K filed on June 28, 2005. Notwithstanding such disclosures, no current director or executive officer of NEON are stockholders and/or directors or employees of any other companies with which NEON has business relationships.
Other Directorships
      Some members of the Company Board may also serve as officers or directors of other software or computing companies. NEON and such companies, despite each being software companies, are not sufficiently similar in their operations to be competitors. We do not believe that the concurrent service of our directors as officers and/or directors of the entities listed in their biographical descriptions poses potential conflicts of interest.

PERFORMANCE GRAPH
      The following graph compares the annual cumulative total stockholder return on an investment of $100 on March 5, 1999 (the date of the Company’s initial public offering) in our common stock, based on the market price of the common stock, with the cumulative total return of a similar investment in companies on the Nasdaq Stock Market (U.S.) Index and the Nasdaq Computer and Data Processing Index.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG NEON SYSTEMS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ COMPUTER & DATA PROCESSING INDEX

	Cumulative Total Return
	3/00	3/01	3/02	3/03	3/04	3/05

NEON SYSTEMS, INC.	100.00	14.11	24.24	6.18	10.42	10.73

NASDAQ STOCK MARKET (U.S.)	100.00	47.20	41.66	22.38	38.67	37.64

NASDAQ COMPUTER & DATA PROCESSING	100.00	32.47	32.30	24.83	35.04	35.09

*	$100 invested on 3/31/00 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
      Section 16 of the Securities Exchange Act of 1934, as amended, requires NEON’s executive officers (as defined under Section 16), directors, and persons who beneficially own greater than 10% of a registered class of NEON’s equity securities to file reports of ownership and changes in ownership with the SEC. Based solely on our review of these reports and written representations from NEON’s executive officers and directors, we believe that each of NEON’s executive officers, directors, and 10%

securityholders filed all of the required reports during the fiscal year ended March 31, 2005, except as follows:

Beginning in September 2003, NEON began filing electronically the Section 16(a) reports of beneficial ownership and changes of beneficial ownership on Form 3, Form 4, and Form 5 on behalf of its officers and directors. Due to an administrative error, NEON failed to report the automatic grant of Annual Options to the non-employee independent directors pursuant to the 2002 Director Option Plan on September 22, 2003 and again on September 20, 2004.

Pursuant to the terms of the 2002 Director Option Plan, each independent director who is re-elected at NEON’s annual meeting of stockholders is automatically granted an option to acquire 12,500 shares of NEON common stock (the “Annual Options”). Such Annual Options vest quarterly over a two year term, expire in 10 years and carry an exercise price of the closing price of NEON’s common stock on the Nasdaq Stock Market on the date of such annual meeting of stockholders.

Upon the automatic grant to the independent directors on September 20, 2003 and again on September 20, 2004, NEON failed to file the requisite Forms 4 for each of George Ellis, Richard Holcomb, Dave Cary and Loretta Cross. Such grant of Annual Options for September 22, 2003 was subsequently reported by NEON on Forms 5 filed for such individuals on April 7, 2004. Such Annual Options carry an exercise price of $4.23 and were properly reflected in NEON’s Proxy Statement filed with the SEC on July 28, 2004. The Annual Options granted at NEON’s most recent Annual Meeting of Stockholders on September 20, 2004 were reported on a Form 4 for each of such independent directors on October 29, 2004. Such Annual Options for the current fiscal year ending March 31, 2005 carry an exercise price of $3.64. NEON has taken internal measures to ensure that future reports are filed on behalf of such independent directors in an accurate and timely manner.

ANNEX II
December 19, 2005

CONFIDENTIAL Board of Directors NEON Systems, Inc. 14100 Southwest Freeway, Suite 500 Sugar Land, TX 77478
Dear Members of the Board:
We understand that NEON Systems, Inc. (“NEON” or the “Company”), Progress Software Corporation (“Progress” or “Parent”) and Noble Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will commence an offer (the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company (the “Company Common Stock”), at a price of $6.20 in cash (the “Offer Price”), subject to adjustment as provided in the Agreement. Following the closing of the Offer, Merger Sub will be merged with and into the Company (“the Merger”), any and all outstanding shares of Company Common Stock (other than (a) shares held by Parent, the Company, any of their respective subsidiaries or Merger Sub and (b) Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Offer Price, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger. The terms and conditions of the Merger are more fully detailed in the Agreement.
You have requested our opinion as to whether, as of the date hereof, the Offer Price is fair from a financial point of view to holders of Company Common Stock.
Jefferies Broadview, a division of Jefferies & Company, Inc. (“Jefferies Broadview”), provides investment banking services, including merger and acquisition advisory services, to information technology (“IT”), communications, healthcare technology, and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications, healthcare technology, and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to NEON’s Board of Directors, have received an engagement fee from NEON in such capacity and will receive fees from NEON upon delivery of this opinion and upon the closing of the Merger. In addition, the Company has agreed to indemnify Jefferies Broadview and its affiliates in connection with its engagement and to reimburse certain of our expenses. In the ordinary course of their businesses, Jefferies Broadview and its affiliates may publish research reports regarding the securities of the Company or Progress or their respective affiliates, may trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.
In rendering our opinion, we have, among other things:

1.)	reviewed the terms of the Agreement in the form of the draft dated December 18, 2005 furnished to us by the Company’s legal counsel, which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed;

2.)	reviewed NEON’s annual report on Form 10-K for the fiscal year ended March 31, 2005, including the audited financial statements included therein, and NEON’s quarterly report on Form 10-Q for the period ended September 30, 2005, including the unaudited financial statements included therein;

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3.)	reviewed certain internal financial and operating information for NEON, including quarterly financial projections through March 31, 2007, prepared and furnished to us by NEON management;

4.)	participated in discussions with NEON management concerning the operations, business strategy, current financial performance and prospects for the Company;

5.)	discussed with NEON management its view of the strategic rationale for the Merger;

6.)	reviewed the recent reported closing prices and trading activity for Company Common Stock;

7.)	compared certain aspects of NEON’s financial performance with those aspects of public companies we deemed comparable;

8.)	analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

9.)	assisted in negotiations and discussions related to the Merger among NEON, Progress and their respective financial and legal advisors; and

10.)	conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.
In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by NEON or its advisors. With respect to the financial projections and estimates of future revenues examined by us, we have assumed, with your permission, that they were reasonably prepared and reflect the best available estimates and good faith judgments of the management of the Company as to the future performance of the Company. We have also assumed, with your permission, that in the course of obtaining the regulatory and third party approvals, consents and releases necessary for consummation of the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the Merger and that the Merger will be consummated in accordance with applicable laws and regulations and the terms of the Agreement as set forth in the December 18, 2005 draft thereof, without waiver, amendment or modification of any material term, condition or agreement. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger. We have not made or taken into account any independent appraisal or valuation of any of NEON’s assets or liabilities, contingent or otherwise. We express no view as to the federal, state or local tax consequences of the Merger.
For purposes of this opinion, we have assumed that NEON is not currently involved in any material transaction other than the Merger, other than publicly announced transactions and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion. It should be understood that, although subsequent developments may affect this opinion, we have no obligation to update, revise or reaffirm the opinion.
Based upon and subject to the foregoing qualifications and limitations and those set forth below, we are of the opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to holders of Company Common Stock.

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This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of NEON in connection with its consideration of the Merger and does not constitute a recommendation to any holder of Company Common Stock, or any other person, as to how such person should vote on or act with respect to the Merger. This opinion may not be used for any other purpose whatsoever or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; except that this opinion may be included in its entirety in any materials filed by the Company in respect of the Offer or the Merger with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel in our sole discretion.

Sincerely,

Jefferies Broadview,
a division of Jefferies & Company, Inc.

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